
May 19, 2020

Bosco Chiu
Chief Financial Officer
HERBALIFE NUTRITION LTD.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands KY1-1106

   Re: HERBALIFE NUTRITION LTD.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 18, 2020
    File No. 1-32381

Dear Mr. Chiu:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 7. Contingencies, page 96

1. With respect to the purported class action lawsuit disclosed in the last paragraph, please provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made as required by ASC 450-20-50-4b.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Henry Wang, General Counsel